

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 3, 2017

<u>Via E-mail</u>
Tesheb Casimir
Chief Executive Officer
Rorine International Holding Corporation
Suite 325-7582, Las Vegas Blvd South
Las Vegas, NV   89123

> **Re: Rorine International Holding Corporation**
> **Form 8-K**
> **Filed April 14, 2017**
> **File No. 0-53156**

Dear Mr. Casimir:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery